Exhibit 99.2

GLOBAL SERVICE AGREEMENT

This global service agreement ( the “Agreement”) is entered into by and between Nukkleus Limited, a private limited Bermuda company (“Nukk”) and FML Malta, Ltd, a private limited liability company organized pursuant to the laws of Malta with its principal place of business located at K2, First Floor, Forni Complex, Valletta Waterfront, Floriana, FRN 1913, Malta, (“FML”) (hereinafter, Nukk and FML may collectively be referred to as the Parties or individually as a Party) this 24th day of May, 2016. The purpose of the Agreement is to set forth the rights and obligations of the Parties in a Global Service Agreement whereby Nukk shall provide proprietary financial technology and supplemental brokerage service solutions to third parties and FML shall provide specific employee services, including but not limited to technical support, data entry support, customer support, and new accounts support (the “Support”). Now therefore, for good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the Parties agree as further set forth below.

GENERAL PROVISIONS:

1.	FML represents that it is fully authorized to undertake and to provide the Support identified in the Agreement and further it certifies that it has the capacity, ability and operational staff necessary to perform and deliver the Support.

2.	FML represents that it shall undertake all Support in a professional businesslike manner with all due care, skill and diligence as is customary in the financial Support industry and is required under applicable rules and regulations including, but not limited to, MFSA regulations and applicable Maltese and EU regulations.

3.	FML represents that it will take reasonable and prudent steps necessary to protect the confidentiality and privacy of all customers and business information it shall become privy to during the term of the Agreement and for a period of five (5) years after the termination of the Agreement. Provided, however, either Party may release such information as it is required to under order of a court of competent jurisdiction or other governmental or private regulatory agency, including any auditors of the parties concerned.

4.	FML represents that it shall at all times diligently supervise the activities of its employees and/or agents who are providing the Support to insure that employees and/or agents are providing the Support in a professional and businesslike manner and in compliance with all applicable regulations.

5.	FML represents that it shall at all times take such steps as are reasonably necessary so as not to expose Nukk to undue additional operational risks in its delivery of the Support.

6.	FML represents that the Support will not be undertaken in any manner so as to impair the quality of internal controls reasonably required by Nukk for the conduct of and monitoring of its business.

7.	FML represents that it shall maintain the integrity of all transactions, books and records related to the activities undertaken by FML on behalf of Nukk and that such books and records related to all such transactions shall be open for inspection and be accessible electronically by Nukk and any clients, agents or auditors it may, in its sole discretion, authorize.

8.	FML represents that it has in place a disaster recovery plan and a business continuity plan that will permit it to continue to deliver Support with minimal interruption in the event of disruption.

9.	FML represents that it will fully cooperate with Nukk to create for and provide to Nukk such tools and access to such systems as may be necessary for Nukk to monitor, supervise and manage the effectiveness and inherent risks of the Support provided by FML.

10.	FML represents that it shall provide experienced personnel at all times to assist Nukk to remedy any aspect of any of the Support provided which Nukk believes are not being delivered in a manner consistent with the requirements of the Agreement.

11.	FML represents that it shall promptly notify Nukk at the address and in the manner set forth below in the event that it cannot deliver any aspect of the Support or in the event of any material change in the management operations or ownership of FML.

12.	The Parties agree that FML may only terminate the Agreement in whole or in part after the earlier of (i) May 24, 2019 or (ii) upon the exercise of the option by Nukkleus Inc., Nukk’s parent company, to acquire FML. Nukk may terminate this Agreement provided it supplies written notice of at least 90 days prior to the termination date, and, further, that Nukk shall fully cooperate with FML in the transfer of any or all of the Support provided to a third party outsource provider designated by FML or to FML directly. In any event, Nukk shall take all commercially reasonable actions to ensure that the termination of the services do not create a detriment to the continuity and quality of FML’s provision of services to its clients.

13.	No amendment, change, waiver, or discharge hereof shall be valid unless in writing and signed by both Parties.

14.	No waiver or any provision hereof or any right or remedy hereunder shall be effective unless in writing and signed by the Party against whom such waiver is sought to be enforced.

15.	No delay in exercising, or course of dealing with respect to, or no partial of any right or remedy hereunder shall constitute a waiver of any other right or remedy, or future exercise thereof.

16.	Neither Party may assign this Agreement to a third Party without prior express written consent of the other Party, which consent shall not be unreasonably delayed or withheld; provided however, either Party may assign this Agreement to (i) an affiliate of such Party, or (ii) any acquirer of all or of substantially all of such Party’s equity securities, assets or business related to the subject matter of this Agreement. Provided, however, that such assignment shall not create a situation where either Party will be in violation of any applicable rule or regulation to which it is subject.

17.	Each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement or the application of such provision to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of the Agreement, or the application of such provision to persons or circumstances other than those which it is held invalid or unenforceable, shall not be affected by such invalidity or unenforceability.

18.	Each party shall be responsible for compliance with all applicable laws, rules, and regulations, if any, related to the performance of its obligations under the Agreement.

19.	Both Parties agree that either Party may publish announcements regarding the existence of its relationships with the other Party.

20.	The relationship of the Parties shall be solely that of independent contractors, and nothing in the Agreement, or in the business or dealings between the Parties, shall be construed to make them joint venturers or partners with each other. Neither Party shall do anything to suggest to third Parties that the relationship between the Parties is anything other than that of independent contractors.

21.	Except as provided elsewhere herein, both Parties must send all notices relating to the Agreement in writing via overnight mail (or international express mail by an internationally recognized courier) or first class mail, postage prepaid, to the Parties at the address listed in the signature block below. Notices shall be effective the earlier of the notified Party’s actual receipt (or refusal to accept receipt, if applicable), or five (5) days after the date of mailing.

22.	This Agreement shall be governed by the laws of Malta without respect to its conflicts of law provisions and Parties hereby consent to exclusive jurisdiction and venue of the Courts of Malta. Each party waives the personal service of any process upon them and agrees that service may be made by overnight mail (using commercially recognized service) or by MaltaPost mail with delivery receipt to the address stated in this Agreement.

23.	This Agreement, and its exhibits if any, may be entered into by each Party in separate counterparts and shall constitute one fully executed agreement upon execution both Parties.

24.	Neither Party shall be liable by reason of any failure or delay in the performance of its obligations hereunder for any cause beyond the reasonable control of such Party, including but not limited to electrical outages, failure of Internet service providers, default due to Internet disruption (including without limitation denial of service attacks), riots, insurrection, war (or similar), fires, flood, earthquakes, explosions, and other acts of nature.

25.	All outstanding obligations, right and duties set forth in paragraph 3 will survive the termination or expiration of this Agreement.

26.	This Agreement, including all Exhibits hereunder, contains the entire understanding and agreement of the Parties, incorporating herein all previous negotiations and agreements, superseding all prior or contemporaneous proposals, communications and understandings, whether written and oral.

27.	The Parties mutually agree to fully indemnify, protect and hold harmless the other from and against all liabilities, losses, costs, expenses and damages, whether direct or indirect, including without limitation reasonable attorney’s and accountant’s fees, court costs and reasonable out-of-pocket expenses arising out of or connected with any misrepresentation, breach of or failure to perform any covenant, agreement or obligation set forth in this Agreement or any document delivered hereunder, except in any case involving fraud, negligence or willful default of any party concerned.

28.	FML shall compensate Nukk at a rate of USD$1,975,000 per month (the “Rates”). The Rates are subject to change with reasonable notice depending upon the type of business and Support required at that particular time, but, in no event shall the total charge be less than the agreed upon rate per month for the first three years, unless otherwise agreed to in writing. The compensation shall be paid to FML, in arrears daily, with final adjustment no later than the 25th of each consecutive month.

SUPPORT TO BE PROVIDED:

29.	OPERATIONAL AND TECHNICAL SUPPORT PERSONNEL: FML will provide trained Information Technology personnel to assist in supporting technological needs, networking infrastructure needs and any necessary related personnel.

30.	MARKETING PERSONNEL. FML will provide trained marketing personnel to assist in the branding and advertising of Nukk and its clients, including personnel skilled in web hosting or electronic marketing skills.

31.	SALES SUPPORT PERSONNEL. As applicable, FML will provide knowledgeable and trained sales personnel to promote the sales of financial technology products, including hardware and software as necessary. Nukk agrees to assist FML in providing or liaising as necessary any information or training materials required to educate FML sales personnel in the technology products it may promote.

32.	ACCOUNTING PERSONNEL. FML will provide trained personnel to maintain, update and review Nukk’s or its clients’ accounting books and records. This includes any relevant data entry and database maintenance and associated updates. This staff, its duties and performance will be reviewed and approved by the relevant Nukk managers or officers in charge of the respective areas. No services or actions will be taken without the knowledge and agreement of the relevant Nukk personnel in charge.

33.	RISK MONITORING. FML will provide trained personnel to assess and monitor risk as well as qualified and trained personnel to review Nukk’s and its customers’ risk. This staff, its duties and performance will be reviewed and approved by the relevant Nukk managers or officers in charge of the respective areas. No services or actions will be taken without the knowledge and agreement of the relevant Nukk personnel in charge.

34.	DOCUMENTATION PROCCESSING PERSONNEL: FML will provide trained personnel to process Nukk’s and its clients’ necessary vendor, client, technology, or various contractual documentation and reviews on a 24 hour basis, including multi-lingual support in English, Spanish, Italian, Chinese, Japanese, Turkish, Arabic, Russian, and French. Additional languages may be added as necessary. Consistent with policies as referenced above and FML’s internal privacy and confidentially policy procedures, FML will protect the confidentiality of all customer information it acquires during and after the processing of such information with the same concern as it takes in guarding the privacy and confidentiality of its own confidential information. Further, FML agrees that as part of its documentation processing that it will notify Nukk of any suspicious activity and, as applicable, that it will provide Nukk all data relative to such suspicious activity in line with the requirements of any specifically identified global anti-money laundering regulator.

35.	CUSTOMER CARE AND SUPPORT PERSONNEL: FML will provide knowledgeable and trained personnel to provide Nukk or its clients, any and all necessary customer support on a 24 hour basis. Such support shall include, but not be limited to, assisting clients with issues related to use of trading front ends, assisting in resolving trading issues such as liquidations and fills, order management policy and procedures, margins, integration of algorithmic plug ins, charting issues, product information requests and customer questions of a general nature related to their accounts, purchased technology software and the trading platforms. To the extent that Nukk may require additional staff to assist in its operations, FML shall endeavor to provide trained personnel competent and adept in the department necessary to address Nukk’s needs.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date above written.

Nukkleus Limited	FML Malta, Ltd

By:	By:

Name and title:	Name and title:

[Signature Page of GSA Nukk FML]